Follow-Up Materials

03007888

82- SUBMISSIONS FACING SHEET

3/25

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MISR Int'l Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 4629 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/2/03

82-4629

03 MAR 25 AM 7:21

AR/S
12-31-02

Misr International Bank
" Egyptian Joint Stock Company"

Financial Statements
&
Auditors' Report
as of December 31, 2002

KPMG Hazem Hassan
Public Accountants & Consultants

United Accountants
Public Accountants & Auditors

KPMG Hazem Hassan
Public Accountants & Consultants

United Accountants
Pubic Accountants & Auditors

Auditors' Report
To the Shareholders of
Misr International Bank

We have audited the accompanying balance sheet of Misr International Bank (S.A.E.) as of December 31, 2002, and the related statements of Income, changes in shareholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Egyptian Auditing Standards and in the light of provisions of applicable Egyptian laws and regulations. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. Also we have verified the assets and have ascertained that the valuation of the assets and the liabilities are in accordance with Egyptian Accounting Standards. We have obtained the information and explanations which we deemed necessary for our audit. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in accordance with Egyptian Accounting Standards and applicable Egyptian laws and regulations.

The Bank keeps proper accounting records which include all that is required by law and the statutes of the Bank and the financial statements are in agreement therewith.

We have ascertained that the transactions undertaken by the bank, during the year ended December 31, 2002, did not contravene with Law No. 163 of 1957 and amendments thereto.

The financial information contained in the report of the Board of Directors prepared in conformity with Law No. 159 for 1981 are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Mohamed Hassan
M. Hassan Ibrahim
KPMG Hazem Hassan
Public Accountants & Consultants

Dr. Mostafa Bahgat Abd El Motaal
United Accountants
Public Accountants & Auditors

Cairo, March 10, 2003

Misr International Bank
(Egyptian Joint Stock Company)

Balance Sheet
As of December 31, 2002

ASSETS	Note No.	Dec. 31.2002 L.E.	Dec 31. 2001 L.E.
Cash and due from Central Bank of Egypt	(4)	381 432 727	997 706 233
Due from banks	(5)	4 878 494 648	4 539 226 654
Treasury Bills	(6)	1 631 696 269	212 386 426
Trading investments	(7)	944 529 983	781 373 351
Available for sale investments	(8)	287 838 012	212 256 040
Loans to customers and banks (net of provision)	(9&10)	5 546 758 067	5 774 963 917
Held to maturity investments	(11)	9 593 767	8 209 804
Investments in associates Co's	(12)	270 974 907	282 142 527
Debit balances and other assets	(14)	200 621 267	160 613 972
Fixed assets (net of accumulated depreciation)	(15)	119 079 025	94 908 472
Total Assets		14 271 018 672	13 063 787 396
LIABILITIES & SHAREHOLDERS' EQUITY			
Liabilities			
Due to banks	(16)	1 043 368 280	1 013 254 706
Customers' deposits	(17)	11 068 712 737	9 915 878 269
Credit balances and other liabilities	(18)	261 004 882	261 706 103
Creditors - profit appropriation		-	98 655 588
Long term loans	(19)	488 583 701	497 570 938
Subordinated loan	(20)	20 000 000	40 000 000
Other provisions	(21)	195 751 166	193 579 841
Total Liabilities		13 077 420 766	12 020 645 445
Shareholders' Equity			
Paid-in capital	(22)	140 625 000	140 625 000
Reserves	(22)	902 516 951	902 516 951
Total Shareholders' equity		1 043 141 951	1 043 141 951
Net profit for the year	(34)	150 455 955	-
Total shareholders' equity including net profit for the year		1 193 597 906	1 043 141 951
Total liabilities & shareholders' equity		14 271 018 672	13 063 787 396
Contingent Liabilities & Commitments			
Liabilities for letters of guarantee & documentary credits and other commitments	(23)	1 555 747 155	1 709 979 124

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements.

Dr. Bahaa El Din Helmy
Executive Chairman

Hatem Sadek
Deputy Chairman
Managing Director

Dr. Kamal Sorour
Managing Director
Senior General Manager

Auditors' Report attached,

M. Hassan Ibrahim
KPMG Hazem Hassan

Dr. Mostafa Bahgat Abd El Motaal
United Accountants

Misr International Bank
(Egyptian Joint Stock Company)

Income Statement
For the year ended on December 31, 2002

	Note No.	For the financial year ended on 31/12/2002 L.E.	For the financial year ended on 31/12/2001 L.E.
Interest income		769 361 124	862 902 694
Treasury bills and bonds income		140 857 761	96 407 377
Less: Interest expense		(693 481 654)	(709 266 244)
Net interest income		216 737 231	250 043 827
Add:			
Fees and commission income		182 490 007	187 736 915
Dividend income		4 017 724	2 514 036
Gains (Losses) from foreign currency transaction	(25)	20 931 443	(16 898 351)
Gains from selling of investments		19 998 898	35 726 082
Unrealized gains of trading investments	(2-A)	36 883 599	-
Other operating income		14 640 594	25 195 268
		278 962 265	234 273 950
Net operating revenue		495 699 496	484 317 777
Less:			
Fee and commission expense		(3 192 928)	(4 507 010)
Provisions	(10,21)	(148 000 000)	(73 618 865)
Other investments valuation differences	(2-A, 24)	(19 942 071)	(1 046 515)
General administrative expenses and depreciation		(171 112 968)	(151 670 374)
Other operating expenses		(3 007 917)	(3 000 441)
Operating profit		150 443 612	250 474 572
Non - operating profits		12 343	24 945
Net profit before tax		150 455 955	250 499 517
Less: Income tax		-	(41 381 135)
Net profit for the year		150 455 955	209 118 382
Earnings per share	(26)	4.8	7

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements.

Misr International Bank

(Egyptian Joint Stock Company)

Changes in Shareholders Equity

For the year ended on December 31, 2002

	Capital L.E.	Legal reserves L.E.	General reserves L.E.	Special reserves L.E.	Other reserves L.E.	Net profit of the year L.E.	Total L.E.
Balance as at January 1,2001	112 500 000	225 000 000	523 623 872	17 007 092	26 423 193	-	904 554 157
Net profit for the year 2001	-	-	-	-	-	209 118 382	209 118 382
Capital increase	28 125 000	-	-	-	-	-	28 125 000
Transferes to reserves	-	41 823 676	68 639 118	-	-	(110 462 794)	-
Dividends	-	-	-	-	-	(98 655 588)	(98 655 588)
Balance as at December 31,2001	140 625 000	266 823 676	592 262 990	17 007 092	26 423 193	-	1 043 141 951
Net profit for the year 2002	-	-	-	-	-	150 455 955	150 455 955
Balance as at December 31,2002	140 625 000	266 823 676	592 262 990	17 007 092	26 423 193	150 455 955	1 193 597 906

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements.

Misr International Bank
(Egyptian Joint Stock Company)

Cash Flow Statement
For the year ended on December 31, 2002

	For the financial year ended on 31/12/2002 L.E.	For the financial year ended on 31/12/2001 L.E.
Cash Flows from Operating Activities		
Net profit before tax	150 455 955	250 499 517
Adjustments to reconcile net profit to net cash provided from operating activities		
Fixed assets depreciation	21 854 768	17 265 744
Provisions	148 000 000	73 618 865
Unrealized gains of trading investments	(36 883 599)	-
Other investment valuation differences	19 942 071	1 046 515
Amounts used from provisions (except loans provision)	(702 016)	(8 998 978)
Provision no longer needed	-	(11 600 000)
Foreign exchange differences for provisions (except loans provision)	61 674	3 522 445
Gains from selling fixed assets	(10 660)	(24 945)
Gains from selling of investments	(19 998 898)	(8 242 897)
Taxes paid	(34 265 701)	-
Operating profit before changes in assets & liabilities Provided from operating activities	248 453 594	317 086 266
Net Decrease (Increase) in Assets		
Deposits with banks	(303 916 964)	(1 608 222 814)
Treasury bills (more than three months)	(583 619 154)	(101 592 268)
Trading investments	(126 273 033)	(102 082 387)
Available for sale investments	(37 089 285)	-
Loans to customers and banks	48 582 896	(404 422 141)
Debit balances and other assets	(41 340 311)	(12 029 132)
Net Increase (Decrease) in Liabilities		
Due to banks	30113574	13 217 635
Customers' deposits	1 152 834 468	1 224 780 521
Credit balances and other liabilities	40 679 914	30 291 051
Net cash provided from (used in) operating activities	428 425 699	(642 973 269)
Cash Flows from Investing Activities		
Purchase of held to matuirty investments	-	(2 536 358)
Proceeds from redemption of held to maturity investments	-	40 665 229
Payments to purchase fixed assets & preparing branches	(46 037 561)	(29 299 323)
Proceeds from selling fixed assets	22 900	39 134
Net cash (used in) provided from investing activities	(46 037 561)	8 868 682
Cash Flows from Financing Activities		
Capital increase payment	-	28 125 000
Increase (decrease) in long term loans	(8 987 237)	447 801 705
Payments of subordinated loan	(20 000 000)	(20 000 000)
Dividends paid	(98 655 588)	(82 809 565)
Net cash (used in) provided from financing activities	(127 642 825)	373 117 140
Net increase (decrease) in cash and cash equivalent during the year	254 745 313	(260 987 447)
Cash & cash equivalent at the beginning of the year	1 199 674 895	1 460 662 341
Cash & cash equivalent at the end of the year	1 454 420 208	1 199 674 894
Cash and cash equivalent are represented in:		
Cash and due from Central Bank of Egypt	381 432 727	997 706 233
Due from banks	4 878 494 648	4 539 226 654
Treasury bills	1 631 696 269	212 386 426
Deposits with banks	(4 742 071 770)	(4 438 154 806)
Treasury bills more than three months maturity	(695 108 766)	(111 489 613)
Cash & cash equivalent	1 454 443 108	1 199 674 894

Non Cash Transactions

The non cash transactions amounted to LE. 28 240 953 as of December 31, 2002 and represent a partial transfer of debt of El- Sorat for Investment and Economic Development to available for sale investments and for the purpose of preparing the cash flow statement, the investment was execluded from both available for sale investmetns and loans to customers and banks items.

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements.

Misr International Bank
(Egyptian Joint Stock Company)

Profit Appropriation Statement (Proposed)
For the year ended on December 31, 2002

		For the financial year ended on 31/12/2002 L.E.	For the financial year ended on 31/12/2001 L.E.
Net profit for the year		150 455 955	209 118 382
Distributed as follows:			
Legal reserve	*	14 426 324	41 823 676
General reserve		50 271 536	68 639 118
Shareholders' profits share		70 312 500	77 343 750
Employees' profits share		15 045 595	20 911 838
Board of Directors' remuneration		400 000	400 000
		150 455 955	209 118 382

* The legal reserve was ceased on December 31,2002- after providing with an amount of LE.14 426 324- as its balance has reached 200% of the paid up capital according to th bank's statutes.

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements.

Translation of Financial Statements
Originally Issued in Arabic

Misr International Bank
(Egyptian Joint Stock Company)

Notes to the Financial Statements
for the financial year ended on December 31, 2002

1- ACTIVITY

Misr International Bank (an Egyptian joint stock company) was established on September 4, 1975 as a Commercial Bank in accordance with provisions of Investment Law.

The Bank renders all banking operations related to its activity through its head office in Giza and 22 branches.

2- SIGNIFICANT ACCOUNTING POLICIES APPLIED

2-1 Basis of Financial Statements Presentation

- These financial statements were prepared in accordance with the Egyptian Accounting Standards which comply with the International Accounting Standards and the local laws and regulations.

- The bank has changed the classification of financial investments' and so valuation policy to comply with the International Accounting Standard No (39) relating the recognition and measurement of financial instruments.
  The changes are represented in reclassifying the financial investments into Four (4) categories which are trading, available for sale, held to maturity and investments in subsidiaries and associates companies. These investments are valued as provided for in note no. (2) items no. (2-5,2-6,2-7,2-8) instead of previous classification into trading and long term investments. The first was valued at the lower of cost or market/ computed value for every similar group of investment and the second was valued at cost which is to be reduced with any permanent decline. As a result, a credit valuation difference amounting LE. 16 941 528 was charged to the income statement after using the trading investments provision which amounted LE. 16 008 365 as of December31,2002 after supporting with an amount of LE. 921 766 during 2002 from other provisions – contingent claims provision.

2-2 Foreign Currencies Transactions

- The Bank maintains its accounts in Egyptian Pound, transactions in foreign currencies are translated during the financial year at the exchange rates prevailing at the transaction date. At the financial year end all monetary assets and liabilities in foreign currency are revalued at the exchange rates prevailing at that date. Foreign currencies valuation differences are charged to the income statement in the gains (losses) from foreign currency transactions.

- Forward exchange contracts are to be valued at the financial year end at fair value on that date using the forward rates of periods remaining until contracts' maturity date. The resulted valuation differences are to be charged to the income statement in the gains (losses) from foreign currency transactions item.

2-3 Revenue Recognition

Income is recognized on accrual basis except for the interest income on doubtful loans, which ceases when the recovery of interest or principle is in doubt. Dividend income is recorded when declared.

2-4 Treasury Bills

Treasury bills are recorded at nominal value, and the issuance discount is recorded under the item of "credit balances and other liabilities". Treasury bills are presented on the balance sheet net of the issuance discount.

2-5 Valuation of Trading Investments

- Trading investments including investment portfolios managed by others and trading mutual fund certificates not issued by banks or insurance companies are to be valued at year end using the fair value which represents the market price. The valuation differences is to be charged to the income statement.
- Trading investments that lost any of its classification terms are to be valued at its book value which is to be reduced with any decline according to a comprehensive study for the company's latest financial statements. The valuation differences is to be charged to the income statement.
- Mutual fund certificates issued by banks and insurance companies are to be valued at fair value which represents the realizable value on the valuation date. The valuation differences is to be charged to income statement.

2-6 Valuation of Available for sale investments

Available for sale investments are valued at the lower of cost or fair value for every individual investment. The valuation differences are to be charged to the income statement as other investments' valuation differences. Any recovery is to be recognized and added to the same item in the limits of valuation differences recognized in income statements in previous years.

2-7 Valuation of Held to Maturity Investments

- Bonds purchased through public underwriting are to be valued using the amended cost which represents the nominal value plus the issuing premium or less the issuing discount as the case may be.
  Issuing premium /discount is to be amortized using the straight line basis, the amortization is charged to the income statement in the treasury bills and bonds income item.
  Bonds purchased from the stock exchange with a price more or less than the nominal value are to be valued using the same basis, the cost is to be reduced with any interest accrued during the period preceding the purchase date.

  The book value is to be amended with any decline in the fair value compared with the book value of every bond and the decline is to be charged to the income statement in the other investments' valuation differences item. Any recovery of such decline is permitted and is to be recognized in the income statement in the limits of valuation differences recognized in income statements in previous years.

  The book value of bonds with foreign currencies is to be amended with the valuation result according to the exchange rates prevailing at the valuation date. The valuation differences is to be charged to the income statement in gains (losses) from foreign currency transaction item.

- Mutual Fund Certificates that should be kept by the bank till the end of the mutual fund as the bank is consider the establisher of the mutual fund is to be valued at cost, any decline in the realizable value compared with cost is to be charged to income statement in other investments' valuation differences item. Any recovery of such decline is permitted and is to be recognized in the income statement in the limits of valuation differences recognized in income statements in previous years.

2-8 Investments in Subsidiaries & Associates Companies

Investments in subsidiaries & Associated Companies are to be valued at cost. The book value is to be amended with any decline in the fair value compared with the book value for every individual investments and the decline is to be charged to the income statement in the other investments' valuation differences item. Any recovery of such decline is permitted and is to be recognized in the income statement in the limits of valuation differences recognized in income statements in previous years.

2-9 Valuation of Assets reverted to the Bank in Settlement of some Customers' Debts

Assets reverted to the bank are stated under the item of "debit balances and other assets" on the basis of their assigned value. In case of the assets fair value falls below the value at which such assets have been reverted to the Bank in the balance sheet date.

2-10 Loans Provision and Contingent Liabilities Provision

- The Provision is computed on the basis of the provision required to be made for specific loans and contingent liabilities, in addition to a percentage of all other loans and contingent liabilities reduced by cash deposits and banks' guarantees to meet the general risks in that regard in the light of the management experience and detailed studies.
- Loans are written off when it is no longer feasible to collect such loans by debiting the provision. Any proceeds of bad debts that previously written off are added thereto.

2-11 Contingent Liabilities and Commitments

Contingent liabilities, in which the bank is a party, in addition to the commitments resulting from forward exchange contracts and interest rate contracts etc, are presented off balance sheet under the item of "Contingent Liabilities and Commitments" since they do not represent actual assets or liabilities on the balance sheet date.

2-12 Cash Flow Statement

For the purpose of preparing the cash flow statement, the cash and cash equivalent includes cash and due from Central Bank of Egypt & current accounts with banks and treasury bills maturing within 3 months from the date of acquisition.

2-13 Depreciation and Amortization

- Fixed assets are valued at acquisition cost and depreciated by the straight line method using appropriate depreciation rates which are determined based on the estimated useful lives for each type of asset:

Type of asset	Estimated Useful Lives
Premises	20 Years
Decoration & Installation	5 Years
Integrated Automated systems & equipment	5 Years
Transportation equipment	5 Years
Furniture & fixtures and safes	4 Years
Other equipment	2 Years

- Improvements expenditures of the bank leasholding branches are depreciated over estimated useful life.

2-14 Taxes

- Accrued tax on the bank's profits is computed in accordance with applicable laws and regulations in Egypt.

- A tax provision is made to meet tax obligations based on detailed studies for tax claims.

- Due to the nature of the Egyptian tax laws and legislations, applying the principles of the deferred taxes according to the International Accounting Standard "Taxes on Income" will not usually result in a material deferred tax liabilities. Further, if this application results in a deferred tax assets, it will be recognized in the financial statements whenever there is a sufficient comfort that these assets will be realized in the foreseeable future .

3- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

3/1 Financial Instruments

(a) The bank's financial instruments are represented in the financial assets and liabilities. The financial assets include cash, due from banks, investments, loans to customers & banks and rights and others' obligation stated in contingent liabilities, as also the financial liabilities include customers' deposits, due to banks, and rights and obligations to others stated in the contingent liabilities .

The note No. (2) of the notes to financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenue and expenses related thereto.

(b) Financial Instruments Fair Value

The financial instruments fair values do not substantially deviated from their book value at the Financial position date according to the valuation basis applied in accounting policies to the assets and liabilities, which included in the notes to the financial position.

Notes No. (8,11,12) of the notes to financial statement disclose the fair values of investments other than trading investments.

(c) Forward Exchange Contracts

According to instructions of the Central Bank of Egypt, the bank does not execute forward contracts except to cover its required needs of foreign currencies or customers needs to meet their foreign currencies obligations that resulting from dealing through the bank and to meet the risks of exchange and interest rates related to balances and dealings of the bank All of the forward contracts are short term transactions.

3/2 Management of Risks Relating the Financial Instruments

(a) Interest Rate Risk

The values of some financial instruments will fluctuate due to the changes in interest rates related thereto. The bank follows some procedures to minimize the risk such as:-

- Correlating between the interest on borrowing and lending.

- Determining the applied interest rates in consideration with the prevailing discounted rates on various currencies.
- Monitoring the maturities of financial assets and liabilities with its related interest rates.

Note No. (28) of notes to the financial statements represents the average interest rates applied by the bank during the year on financial assets and liabilities.

(b) Credit Risk

Loans to customers & banks, bond investments, due from banks and rights and others' obligation stated in contingent liabilities are of the financial assets which exposed to the credit risk which is represented in customer's inability to repay a part or full amount of the loan granted to him at maturity date.

The bank follows the following procedures to minimize the credit risk:

- Preparing credit studies about the customers & banks before dealing with them and determining of the credit risk rates related thereto.

- Obtaining the adequate guarantees in order to reduce the risks that might be created in the case of failing of customers or banks.

- Following up and continuous studies about customers and banks in order to evaluate their financial & credit positions and estimate the required provisions to non performing loans.

- Distribution of loans portfolio and other assets over various sectors.

- Note No (30) of the notes discloses the distribution of loans portfolio and other assets on various sectors.

(c) Foreign Currency Risk

The bank activity nature requires dealing in many foreign currencies which expose the bank to the risk of fluctuation in the amounts of assets and liabilities as a result of the fluctuation of exchange rates. To minimize this risk, the bank considers the balancing of foreign currencies positions according to Central Bank of Egypt instructions in that respect. Note No. (31) of the notes to balance sheet discloses the significant foreign currencies positions.

4- CASH AND DUE FROM CENTRAL BANK OF EGYPT

	31/12/2002	31/12/2001
	L.E.	L.E.
Cash on hand	213 906 727	326 998 233
Due from Central Bank of Egypt (Reserve percentage)	167 526 000	670 708 000
	381 432 727	997 706 233

5- DUE FROM BANKS

	31/12/2002	31/12/2001
	L.E.	L.E.
A- Central Bank of Egypt		
- Time dposits	1 595 365 000	1 561 099 000
B- Local Banks		
- Current accounts	25 634 799	24 183 893
- Time deposits	2 590 017 790	2 400 078 062
	2 615 652 589	2 424 261 955
C- Foreign Banks		
- Current accounts	110 788 079	76 887 955
- Time deposits	556 688 980	476 977 744
	667 477 059	553 865 699
Total	4 878 494 648	4 539 226 654

6- TREASURY BILLS

	31/12/2002	31/12/2001
	L.E.	L.E.
- Treasury bills 91 days maturity	945 000 000	100 000 000
- Treasury bills 182 days maturity	710 000 000	115 000 000
	1 655 000 000	215 000 000
Less: Unearned interest	(23 303 731)	(2 613 574)
	1 631 696 269	212 386 426

7- TRADING INVESTMENTS

	31/12/2002	31/12/2001
	L.E.	L.E.
Stocks	4 610 787	22 245 025
Bonds	832 868 287	654 435 187
Mutual funds certificates	33 359 163	34 230 570
Investment portfolios managed by others	73 691 746	70 462 569
	944 529 983	781 373 351

Trading investments are represented as follows:-

	31/12/2002	31/12/2001
	L.E.	L.E.
Investment securities listed on the Stock Exchange	870 838 237	710 910 782
Investment securities not listed on the Stock Exchange	73 691 746	70 462 569
	944 529 983	781 373 351

8- AVAIALBLE FOR SALE INVESTMENTS

	31/12/2002	31/12/2001
	L.E.	L.E.
(a) Investments in Stocks		
Companies' stock *	282 778 599	207 196 627
(b) Investments in bonds		
Governmental bonds	34 413	34 413
Companies bonds	5 025 000	5 025 000
	287 838 012	212 256 040

Available for sale investments are represented as follows:-

Investments Securities listed on the stock exchange	140 556 118	105 687 075
Investments securities not listed on the stock exchange	147 281 894	106 568 965
	287 838 012	212 256 040

The market value of the available for sale investment is LE. 171 473 480 as at December 31,2002.

* The available for sale investments – stocks- includes an amount of LE. 50 039 600 represents the purchase value of 2 217 192 shares of Remco's shares (a company of the client AYOBCO Group), which will resold to the client on June 30, 2007 and LE. 28 263 462 represents the purchase value of 12 085 shares of El watania for Planets Oils owned by the client El Sorat for Investment and Economic Development Co. The bank has got these investments against the reduction of customers' debts with the same value.

9. LOANS TO CUSTOMERS AND BANKS

	31/12/2002	31/12/2001
	L.E.	L.E.
Discounted commercial papers	158 534 094	210 598 646
Loans to customers	6 171 556 369	6 207 713 774
Loans to banks	45 672 489	54 027 700
Less:	6 375 762 952	6 472 340 120
Unearned discount	(13 672 021)	(6 821 654)
Loans provision	(624 094 157)	(565 840 188)
Interest in - suspense	(191 238 707)	(124 714 361)
	5 546 758 067	5 774 963 917

10. LOANS PROVISION

The movement in the loans provision during the year and its balance at the balance sheet date is represented as follows:-

		December 31, 2002		
		Specific	General	Total
		L.E.	L.E.	L.E.
Provision at the beginning of the year		451 278 603	114 561 585	565 840 188
Forming during the year		134 382 001	--	134 382 001
Foreign currencies valuation differences		1 126 557	--	1 126 557
Transfers between provisions accounts	*	30 000 000	(13 000 000)	17 000 000
		616 787 161	101 561 585	718 348 746
Amounts used during the year		(94 254 589)	--	(94 254 589)
Provision at the end of the year		522 532 572	101 561 585	624 094 157

* Includes an amount of LE. 17 Million transferred from other provisions – claims provision.

	December 31, 2001		
	Specific	General	Total
	L.E.	L.E.	L.E.
Provision at the beginning of the year	356 871 090	44 069 000	400 940 090
Forming during the year	61 291 500	6 408 500	67 700 000
Foreign currencies valuation differences	12 130 875	2 427 760	14 558 635
Transfer from other provisions accounts	30 000 000	61 656 325	91 656 325
	460 293 465	114 561 585	574 855 050
Amounts used during the year	(9 014 862)	--	(9 014 862)
Provision at the end of the year	451 278 603	114 561 585	565 840 188

11. HELD TO MATURITY INVESTMENTS

	31/12/2002	31/12/2001
	L.E.	L.E.
Certificates of Mutual Fund Established		
Misr International Bank - Mutual Fund		
Of 142 383 policy with LE. 67.38 per policy	9 593 767	8 209 804

* Note No (32).

12. INVESTMETNS IN AFFILIATED AND ASSOCIATED Co's

	December 31, 2002		December 31, 2001	
	Amount	Percentage of sharing	Amount	Percentage of sharing
	L.E.	%	L.E.	%
(A) Investments in Banks and Associated Co's				
Misr Europe Bank	15 057 022	30	15 057 022	30
Misr Exterior Bank	117 499 535	30	122 499 535	30
UBAE Arab Italian Bank	108 924 020	20.3	108 924 020	20.3
EGYCAP for Investment	18 222 900	34.3	24 297 200	34.3
Arab Contractors Medical Center	8 000 000	28.5	8 000 000	28.5
Sinouhe Co.	1 847 250	23	1 847 250	23
Alexandria Commerce Development	111 680	20	205 000	20
Global For Management	50 000	20	50 000	25
Egypt for financial settlement Co.	1 262 500	25	1 262 500	25
	270 974 907		282 142 527	

Investments in affiliated and associated Co's are represented as follows:-

Investments listed on the Stock Exchange	145 681 365	156 643 985
Investments not listed on the Stock Exchange	125 293 542	125 498 542
	270 974 907	282 142 527

The market value of the long term investments listed on the stock exchange is L.E. 246 303 950 at December 31, 2002 versus LE. 279 292 591 at December 31, 2001.

13. CAPITAL EXPENDITURES COMMITMENTS

The value of the capital commitments related to purchase contracts of fixed assets and preparing branches not executed until balance sheet date amounted LE. 21 Million at December 31,2002 versus L.E. 38 Million at December 31,2001.

14. DEBIT BALANCES AND OTHER ASSETS

	31/12/2002	31/12/2001
	L.E.	L.E.
Accrued revenues	96 481 056	67 802 172
Prepaid expenses	1 043 623	647 604
Assets under construction	24 134 809	38 145 574
Assets reverted to the bank in settlement of debts *	45 389 373	39 547 746
Deposits with others	1 704 978	768 812
Sundry debit balances	31 867 428	13 702 064
	200 621 267	160 613 972

* On September 25, 2002 the bank has sold some assets (real states – five land plots & two villas) reverted to the bank in settlement of some customer's debit their carrying value of LE. 34 118 000 to a capital lease company (one of the bank's clients) by virtue of sales and lease back contracts.

The term of capital lease contract is 120 months starting from September 25,2002 till September 25, 2012 for total rental value of LE. 77 999 763 to be paid on monthly installments.

15. FIXED ASSETS (Net of Accumulated Depreciation)

	Land	Premises & Decoration	Automated systems & equipment	Transportation equipment	Furniture & fixture	Other equipment	Total
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
Cost at 1/1/2002	4 058 604	114 618 439	21 889 329	2 208 688	10 308 785	48 545	153 132 390
Additions during the year	--	34 040 462	8 544 468	305 400	3 032 044	115 187	46 037 561
Disposals during the year	--	(11 149 389)	(7 231 302)	(21 496)	(1 378 176)	(35 572)	(19 815 935)
Cost at 31/12/2002	4 058 604	137 509 512	23 202 495	2 492 592	11 962 653	128 160	179 354 016
Accumulated depreciation at 1/1/2002	--	39 582 227	12 799 423	1 186 240	4 641 439	14 588	58 223 917
Depreciation for the year	--	15 369 618	4 641 130	469 831	1 293 659	80 530	21 854 768
Disposals accumulated depreciation	--	(11 149 389)	(7 231 302)	(21 496)	(1 365 935)	(35 572)	(19 803 694)
Accumulated depreciation at 31/12/2002	--	43 802 456	10 209 251	1 634 575	4 569 163	59 546	60 274 991
Net book value at 31/12/2002	4 058 604	93 707 056	12 993 244	858 017	7 393 490	68 614	119 079 025
Net book value at 31/12/2001	4 058 604	75 036 212	9 089 905	1 022 448	5 667 346	33 957	94 908 472

- Fixed assets include (net of accumulated depreciation) at the balance sheet date, an amount of LE. 8 560 416 represents assets not registered yet in the name of the bank and legal procedures has currently been taken to register these assets.

16. DUE TO BANKS

	31/12/2002	31/12/2001
	L.E.	L.E.
A- Central Bank of Egypt		
Current accounts	338 119 000	224 217 000
Time deposits	229 975 000	336 166 000
	568 094 000	560 383 000
B- Local Banks		
Current accounts	1 377 404	26 785 360
Time deposits	288 185 098	157 973 780
	289 562 502	184 759 140

	31/12/2002	31/12/2001
	L.E.	L.E.
C- Foreign Banks		
Current accounts	3 438 681	1 261 372
Time deposits	104 778 601	206 914 680
Short term loans	77 494 496	59 936 514
	185 711 778	268 112 566
Total	1 043 368 280	1 013 254 706

17. CUSTOMERS' DEPOSITS

	31/12/2002	31/12/2001
	L.E.	L.E.
Demand deposits	1 050 717 799	999 330 748
Time deposits	7 220 922 813	7 637 592 576
Certificates of deposits and savings	1 509 322 875	156 913 794
Saving deposits	865 349 305	726 675 519
Other deposits	422 399 945	395 365 632
	11 068 712 737	9 915 878 269

18. CREDIT BALANCES AND OTHER LIABILITIES

	31/12/2002	31/12/2001
	L.E.	L.E.
Accrued interest	147 339 072	130 331 750
Deferred revenue	19 894 558	25 532 127
Income tax	--	41 381 135
Creditors and other credit balances	93 771 252	64 461 091
	261 004 882	261 706 103

19. LONG TERM LOANS

Description	Interest Rate %	Maturity Date	Amounts Matured during the next year L.E.	Balance in 31/12/2002 L.E.	31/12/2001 L.E.
Ministry of Finance loan (*)	7.1	2006	3 134 807	11 354 282	14 814 803
Craftmen Fund loan	7-10	2002	1 272 500	1 272 500	1 272 500
Centeral Bank of Egypt Loan (**)	7.5-10	2008	4 428 548	9 371 575	15 372 402
European Union Loan	5.5	2013	2 000 000	2 714 286	5 142 857
European Investment Bank's Loan	--	--	--	1 380 358	1 157 976
Participated Loan (Group of banks) (***)	(Libor+0.625)	2004	--	462 490 700	459 810 400
			10 835 855	488 583 701	497 570 938

(*) The Ministry of Finance loan is represented in the share of Misr International Bank in the European union's grant to the Ministry of Economy and International Corporation to finance the private sector. In accordance with the agreement signed on August 31, 1995 between Misr International Bank and Cairo Barclays Bank (as agent for the Ministry of Economy and International Cooperation) in this respect.

According to this agreement, Misr International Bank shall use this share in granting facilities to projects in the industrial and tourist sector according to the conditions included in the agreement which stipulate that the year of the loan does not exceed ten years and repayment of the loan shall be made in semi annual installments starting after a year not exceeding 36 months from the date of disbursement of funds to the clients.
On August 11, 1996 the bank's share in the grant was recorded as a commitment towards the Ministry of Finance being considered as amounts borrowed from local bodies in accordance with the letter received from the Central Bank of Egypt in this respect.

(**) The Central Bank of Egypt loan is represented in the share of Misr International Bank in the loan provided from the German Government through German Development Bank (KFW) to the Arab Republic of Egypt represented by the Central Bank of Egypt for the development and enlargement of medium and small industrial private sector projects, according to the agreement was signed on October 13th , 1994 between the German Development Bank, the Central Bank of Egypt and the Misr International Bank.

According to the agreement , Misr International Bank is entitled to an amount of DM 17 million as a loan and an amount of DM. 4.8 million as a non- refundable grant.

The bank lends to the beneficiary in accordance to the contract provision which was made in December 6th , 1994 between Central Bank of Egypt and Misr International Bank.

The average loan repayment year varies between 5 to 8 years with one year grace in parallel to the schedule of sub- loan granted to the beneficiary. The repayment of the principal of the loan and interest is due in semi- annually.

(***) On August 30,2001, Misr International Bank - as a borrower- has signed a participated loan agreement with Citibank International Plc as an agent, Citibank N.A as a mandated arranger together with Bank of Tokyo - Mitsubishi LTD as joint arrangers and fourteen banks (lenders) include Citibank and Tokyo - Mitsubishi Bank.

The loan amounts US$ 100 million for three years and fully matured at the end of the third year. The loan is intended for the bank's general corporate purposes and bears a floating interest rate based upon Libor plus margin and mandatory cost rate.

20. SUBORDINATED LOAN

The subordinated loan is represented in the value of the loan granted from Banque Misr (one of the bank's founders) to Misr International Bank which amounted to LE. 100 million (Hundred million Egyptian Pounds) according to the loan contract concluded between both banks on May 19, 1997 as a free loan, which Misr International Bank has the right to use it in all its banking activities without any limitation or restrictions in its absolute judgment in this regard. The duration of this loan is 6 years starting from the date of signature of the contract.

The loan will be repaid over a year of 5 years by 20% annually of its value (L.E. 20 million) starting May 18,1999 and the loan carries simple interest at the rate of 11% annually . Banque Misr retains the right to amend the annual interest rate, on condition it notifies Misr International Bank before making the amendment by 15 days. The bank has paid the first four installments.

21. OTHER PROVISIONS

The movement of other provisions during the year and its balance in the balance sheet date are as follows:-

September 30, 2002

Description	Balance at the beginning of the year	Formed during the year	Foreign Currencies Valuation Differences	Amounts used during the year	Transfers between provisions Accounts	Balance at the end of the year
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
Trust breach provision	2 770 496	--	--	--	--	2 770 496
Employees benefits provision	16 115 740	--	--	--	--	16 115 740
Claims provision	143 311 604	--	61 674	(702 016)	(10 806 332) *	131 864 930
Contingent liabilities Provision	31 382 001	13 617 999	--	--	--	45 000 000
Total	193 579 841	13 617 999	61 674	(702 016)	(10 806 332)	195 751 166

* Transfer an amount of LE. 7 115 434 from credit balances and other liabilities to claims provision, LE. 921 766 allocated to provision for decline in trading prices and LE 17 million to loans provision - specific.

December 31, 2001

Description	Balance at the beginning of the year	Formed during the year	Foreign Currencies Valuation Differences	Amounts used during the year	Transfers between provisions Accounts	Provisions no longer needed	Balance at the end of the year
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
Contingency provision	78 034 796	--	--	(10 000 000) *	(68 034 796) **	--	--
Trust breach provision	12 770 496	--	--	--	(10 000 000) ****	--	2 770 496
Employees benefits provision	20 114 718	--	--	(3 998 978)	--	--	16 115 740
Foreign exchange risk Provision	26 213 709	--	(1 549 339)	--	(13 064 370) ***	(11 600 000)	--
Claims provision	116 001 603	1 618 865	1 912 798	(5 000 000)	28 778 338 *****	--	143 311 604
Contingent liabilities Provision	27 082 001	4 300 000	--	--	--	--	31 382 001
Total	280 217 323	5 918 865	363 459	(18 998 978)	(62 320 828)	(11 600 000)	193 579 841

- The provisions no longer needed is included in income statement under other operating income item.

* Used against the decline in one of bank's participation in the share capital of associated banks- Note No. (12).

** LE 20 million transfer to loans provision- specific and LE. 48 591 955 transfer to loans provision- general and LE 557 159 transfer to provision for decline in trading investments prices.

*** LE. 13 064 370 transfer to loans provision – general.

**** LE. 10 Million Transfer to loans provision- specific

*****Transfer from credit balances and other liabilities.

22. SHAREHOLDER'S EQUITY

Authorized Capital

The authorized capital amounts to L.E. 170 million.

Issued – paid up capital

the Issued & paid up capital amounts L.E. 140.625 Million are representing in 28.125 million shares having a par value of L.E. 5 each.

Reserves

- According to the Bank's statutes a sum equal to 20% of annual net profit is retained to form the legal reserve, which ceased as its balance amounted to 200% of the issued capital and when the reserve falls bellow this limit it shall be necessary to resume the deductions.

- In compliance with the instructions of the Central Bank of Egypt, the balance of the special reserve may not be disposed of without recourse to the Central Bank of Egypt.

23. CONTINGENT LIABILITIES AND COMMITMENTS

	31/12/2002	31/12/2001
	L.E.	L.E.
Local letters of guarantee	1 066 335 049	1 164 792 205
Letters of credit (export and import)	396 133 870	348 583 331
Acceptances	90 911 254	193 139 100
Other contingent liabilities	2 366 982	3 464 488
	1 555 747 155	1 709 979 124

24. OTHER INVESTMENTS VALUATION DIFFERENCES

	31/12/2002	31/12/2001
	L.E.	L.E.
Available for sale investments	(10 158 414)	--
Held to maturity investments	1 383 963	(1 046 515)
Associates Co's investments	(11 167 620)	--
	(19 942 071)	(1 046 515)

25. GAINS (LOSSES) FROM FOREIGN CURRENCY TRANSACTIONS

	31/12/2002	30/9/2001
	L.E.	L.E.
Gains (Losses) Foreign currency valuation differences	12 154 687	(36 597 444)
Foreign exchange gains	8 776 756	19 699 093
	20 931 443	(16 898 351)

26. EARNINGS PER SHARE

	31/12/2002	31/12/2001
	L.E.	L.E.
Net profit of the year	150 455 955	209 118 382
Board of director's remuneration	(400 000)	(400 000)
Employees share of profits (from the net profit)	(15 045 595)	(20 911 838)
The shareholder's share from the net profit	135 010 360	187 806 544
The weighted average number of shares	28 125 000	26 718 750
Earnings per share	4.8	7

27. MATURITIES OF ASSETS AND LIABILITIES

	December 31,2002	
Description	Due within one year	Due within More than one year
	L.E.	L.E.
A- Assets		
Due from banks	4 878 494 648	--
Treasury bills	1 655 000 000	--
Trading investments	944 529 983	--
Available for sale investments	287 838 012	--
Discounted commercial papers	158 534 094	--
Loans to customers	3 848 696 369	2 322 860 000
Loans to banks	--	45 672 489
Held to maturity investments	--	9 593 767
Associates Co's investments	--	270 974 907
	11 773 093 106	2 649 101 163

Description	December 31,2002 Due within one year L.E.	Due within More than one year L.E.
B- Liabilities		
Due to banks	1 043 368 280	--
Customers' deposits	9 426 778 693	1 641 934 044
Long term loans	10 835 855	477 747 846
Subordinated loan	20 000 000	--
	10 500 982 828	2 119 681 890

28. EFFECTIVE AVERAGE INTEREST RATES

The average interest rates on assets and liabilities are 6.15 % and 4.67 % respectively.

29. TAX STATUS

- As for the years 1988/1993, the Appeal Committee issued its decision and the dispute between the Appeal Committee and the bank was transferred to the court.
- As for the years 1994/1996 the competent Tax Authority inspected the bank's records and the bank objected on the Tax Authority assessments and the dispute was transferred to the Internal Committee.
- The years 1997/2001 are currently inspected by the component Tax Authority.

30. DISTRIBUTION OF ASSETS, LIABILITIES, CONTINGENT LIABILITIES AND COMMITMENTS

	December 31,2002 Local Currency Figures in Thousands L.E.	Foreign Currency Figures in Thousands L.E.
A - Assets		
Due from banks	664 755	4 213 740
Loans to customers and banks		
Agriculture sector	155 982	2 119
Banking sector	194	67 303
Commercial sector	1 376 923	168 357
Construction sector	331 018	5 676
Financial institutions sector	255 490	--
Healthy sector	41 503	4

	December 31,2002 Local Currency Figures in Thousands L.E.	Foreign Currency Figures in Thousands L.E.
Industrial sector	1 715 982	398 714
Petroleum sector	10 351	150 441
Other services sector	469 461	132 562
Tourism sector	642 765	119 511
Other sectors	275 520	55 886
Total loans	5 275 189	1 100 573
B - Liabilities		
Due to banks	197 798	845 570
Customers' Deposits		
Individual sector	3 301 674	2 148 631
Private sector	1 085 423	1 157 662
Public sector	1 821 465	795 488
Other sectors	561 508	196 862
Total	6 770 070	4 298 643
C - Contingent Liabilities	991 314	564 433

31. SIGNIFICANT CURRENCIES POSITIONS

	31/12/2002 Figures in Thousands L.E.	31/12/2001 Figures in Thousands L.E.
Egyptian Pound	(73 022)	(114 861)
U.S Dollar	(67 501)	10 272
Sterling Pound	1 968	(5 016)
Euro	137 586	109 331

32. MUTUAL FUNDS

Misr International Bank has formed Mutual Fund of Misr International Bank - First issue - Capital growth - with amount of L.E. 280 169 200. Misr International Bank participated in the Fund with a number of 142 383 investment certificates and the par value of investment certificate L.E. 100 (5.08%). Which amounted LE. 9 593 767 as at December 31,2002. A contract has been conducted with Concord International Investments to perform the duties of Investment Manager.

33. RELATED PARTY TRANSACTIONS

The bank deals with its related party on the same basis as with others in compliance with accepted banking rules and regulations, the nature of these transactions and it's balances are represented in the balance sheet date in the following:

	31/12/2002	31/12/2001
	L.E.	L.E.
Subordinated loan	20 000 000	40 000 000
Due from banks	578 255 000	327 256 000
Participated loan	115 622 675	114 952 669

- On 27 June 2002 the bank sold one of its US$ investments to Misr bank – one of the bank founders 25.95%- at its par value. This transaction was executed via Stock Exchange on 30 June 2002. The bank repurchased it by the same value and exchange rate prevailing on August 19,2002.

34. COMPARATIVE FIGURES

- Certain reclassification has been made to the comparative figures in order to confirm with current year presentation.
- The comparative figures stated in the balance sheet were effected by the profit appropriation resolution approved by company's general assembly meeting held on 24 March 2002.